BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEW YORK	610 Newport Center Drive, 17th Floor Newport Beach, California 92660-6429 TELEPHONE (949) 760-9600 FACSIMILE (949) 823-6994 www.omm.com	SAN FRANCISCO SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

OUR FILE NUMBER 735,400-007 WRITER’S DIRECT DIAL (949) 823-6980 WRITER’S E-MAIL ADDRESS aterner@omm.com

September 8, 2008

VIA EDGAR AND BY FACSIMILE

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Napster, Inc.
Definitive Additional Materials
Filed on August 29, 2008
File No. 000-32373

Dear Ms. Kim:

On behalf of Napster, Inc. (the “Company”), this letter sets forth the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 2, 2008 (the “Comment Letter”), regarding the Company’s above-referenced definitive additional materials filed on August 29, 2008 (the “August 29 Letter”). For the convenience of the Staff, the comment from the Comment Letter is restated in italics prior to the Company’s response to the comment.

Peggy Kim - September 8, 2008 - Page 2

Definitive Additional Materials

1.
We note your statement that Napster has retained UBS Investment Bank and UBS has been actively advising the company with regard to possible strategic alternatives. The materials appear to imply that UBS was retained recently, however, it appears from your press releases that Napster engaged UBS in September 2006. As it may be incomplete within the meaning of Rule 14a-9, please provide a factual support for your statement that UBS has been actively advising the company with regard to possible strategic alternatives.

Response: Napster retained UBS Investment Bank in 2006, pursuant to an engagement letter dated July 28, 2006. The engagement was announced in a press release dated September 18, 2006, which was filed with the SEC on a current report on Form 8-K on September 21, 2006. Pursuant to the engagement letter, UBS periodically provided guidance and assistance in evaluating strategic opportunities available to the Company. The term of that engagement letter expired on July 31, 2007. Napster subsequently entered into an amendment, dated May 30, 2008, to the engagement letter, which, among other matters, extended the term of the original engagement letter. In connection with that amendment, UBS once again began providing advisory services to the Company with regard to possible strategic alternatives.

Therefore, we respectfully submit that the statements referred to by the staff in the comment above were materially complete, given the fact that the Company recently renewed its engagement with UBS for the continued provision of advisory services to the Company.

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We appreciate the Staff’s comment and request that the Staff contact the undersigned at (949) 823-6980 or (949) 823-6994 (facsimile) with any questions or comments regarding this letter.

Very truly yours,

/s/ Andor D. Terner
Andor D. Terner
of O’MELVENY & MYERS LLP

cc:	Michael F. Johnson
Securities and Exchange Commission

Aileen Atkins, Senior Vice President, General Counsel and Secretary
Napster, Inc.

David Krinsky, Esq.
O’Melveny & Myers LLP